December 9, 2009	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA HAND DELIVERY
Mr. Douglas Brown Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Andatee China Marine Services Corporation (the “Company”) Registration Statement on Form S-1/Amendment No. 2 Filed November 16, 2009 (“Amendment No. 2”) File No. 333-161577

Dear Mr. Brown:

This firm represents the Company in connection with the above-referenced filing. The purpose of this letter is to provide the Company’s responses to the December 2, 2009 comment letter (the “Comment Letter”) to Mr. An Fengbin, President and Chief Executive Officer of the Company. This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments and provides certain supplemental information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross references to specific discussions and/or pages in Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Also, for your convenience, we include a redlined draft of Amendment No. 3 disclosures in response to your comments.

Please note that in response to your oral comment relating to the US barrel/ton measurements, we have added an explanatory footnote with a conversion chart now appearing on page ii of Amendment No. 3.

Comment 1.
We note that at page 3 and elsewhere in your filing, you describe the subsidiaries of Dalian Xingyuan Marine Bunker Co. Ltd. (Xingyuan) as your subsidiaries. However, this does not appear to accurately describe your relationship with such companies. Please revise.

Response:                                Please note that on page i of the previously filed Amendment No. 2, the Company made it clear which companies are subsidiaries and which are VIE’s when it said, in part:

Division of Corporation Finance
U.S. Securities and Exchange Commission

“Dalian Xingyuan has three subsidiaries: Donggang Xingyuan Marine Bunker Company Ltd. (located in Dandong City, Liaoning Province, and established in April 2008 under the laws of the PRC), Xiangshan Yongshinanlian Petrol Company Ltd. (located in Xiangshan City, Zhejiang Province, and established in May 1997 under the laws of the PRC) and Rongcheng Xinfa Petrol Company Ltd. (located in Rongcheng City, Shandong Province, and established in September 2007 under the laws of the PRC). Dalian Xingyuan and its three subsidiaries are collectively referred to as the “VIE entities.”

We have revised the narrative on pages 1, 3 and elsewhere in the prospectus to make corresponding clarifying changes.

Comment 2.
Under the heading "Corporate History and Organizational Structure" at Page 3, please provide a brief description of the transactions and agreements related to your corporate history and organizational structure, and a brief overview of the effect on your organizational structure and the control of your company and control of Xingyuan as of the date of your registration statement. Your discussion should include a description of the purpose and effect of each of the following agreements: the agreements related to the acquisition of the subsidiaries of Xingyuan, the agreements between Xingyuan and/or its shareholders and Dalian Fusheng Consulting Co., Ltd. (Fusheng), the agreements between Mr. An Fengbin. and Mrs. Lai Waichi, and the agreements between Mr. An and the minority shareholders of Xingyuan. As applicable, please include a cross-reference to the more detailed description of such agreements that you have provided later in your filing. In addition, please clarify why Xingyuan entered into the contractual arrangements with Fusheng, rather than with an entity that was initially controlled by Mr. An.

Response:                                We have revised the narrative beginning on page 3 and continuing on page 4 to include a comprehensive narrative that is responsive to the comment above.  With respect to the last point in the foregoing comment please note that if Xingyuan entered into the contractual arrangements with an entity that was initially controlled by Mr. An, rather than with Fusheng, such entity would be considered as a Special Purpose Vehicle, which would have required Mr. An to  file a application from the State Administration of Foreign Exchange, or SAFE, in accordance with SAFE Circulars 75 and 106. Due to lack of official interpretation, some of the terms and provisions in the SAFE circulars remain vague and unclear, and implementation by central SAFE and local SAFE branches have been inconsistent since their adoption, which often results in substantial delays in reviews and processing of these applications. That is why Xingyuan entered into the contractual arrangements with Fusheng.

Comment 3.
We note your disclosure at page 3 regarding the Authorization Agreement by and among An Fengbin and the minority shareholders of Xingyuan. Please revise your filing to disclose all material terms of such agreement, including the practical effect of Section 2. In addition, please clarify how the rights granted under this agreement are affected by the proxy and voting agreements described at page 58. We note also that Section 2 of the Authorization Agreement appears to contemplate that the minority shareholders of Xingyuan will acquire equity interests of Oriental Excel Enterprises Limited in proportion to their equity interests in Xingyuan. Please clarify how the acquisition of such interest is consistent with your disclosure at page 73 that Mr. An is entitled to receive all outstanding shares in Oriental Excel Enterprises Limited.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:                                We have made certain clarifying revisions to the page 4 narrative to address the forepart of the foregoing comment. With respect to the second part of the comment, please note that, as stated on page 75, Mr. An is entitled to receive all outstanding shares of OEEL, such right is subject to the PRC rules and regulations with respect to the equity ownership and he will be able to exercise the right when he completes his registration application with the State Administration of Foreign Exchange, or SAFE.

Comment 4.	We reissue our prior comment 6.

Response:                                The reference to “certain rights or options” appeared in Note 1 to the financial statements on page F-7 of the previously filed Amendment No. 2 to the registration statement. The phrase was referring to the terms and provisions of the Authorization Agreement as later amended by the Supplemental Agreement, which is referenced and discussed on page 4 of the revised prospectus. As stated in those disclosures, these agreements were entered into to ensure that the original minority shareholders of Xingyuan will regain their respective pro rata ownership upon triggering of the conditions set forth in the agreements. Under these agreements, the Company obtained the ability to direct the operations of Xingyuan and its subsidiaries and to obtain the economic benefit of their operations. Therefore, management determined that Xingyuan became a variable interest entity and the Company was determined to be the primary beneficiary of Xingyuan and its subsidiaries. Accordingly, beginning March 26, 2009, the Company has consolidated the assets, liabilities, results of operations and cash flows of Xingyuan and its subsidiaries its financial statements.  Therefore, we have revised and bolstered the above referenced disclosures in the revised prospectus and added clarifying language in Note 1 to the financial statement, which, taken together, address the foregoing comment.

Comment 5.	Please revise this risk factor to reflect the disclosure that you provided at F-11 regarding your two major suppliers.

Response:                                We have revised the risk factor titled “We rely on two significant providers for our raw material supplies…” to address the foregoing comment on page 13 of Amendment No. 3.

Comment 6.	We note your response to our prior comment 11. Please specify in this risk factor that Dalian Dongfangzheng Industrial Co. is the majority shareholder of Xingyuan.

Response:                                We made clarifying changes in response to the foregoing comment on page 16 of Amendment No. 3.

Comment 7.	We note your response to our prior comment 12 and reissue the comment in part. Please clarify how the scope of the business license of Fusheng affects or limits the business of Xingyuan.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:                                We have made clarifying changes in response to the foregoing comments which changes appear on page 19 of Amendment No. 3.  The underlying purpose of Fusheng was to incorporate a WOFE (wholly owned foreign entity) in the WOFE structure, as described in the prospectus, to facilitate and bridge the operating entities with offshore entities. Any amendment or expansion to the scope of its business requires further application and government approval. Any changes to the scope of business license require application and review with the regulatory authorities. Currently, Xingyuan and its subsidiaries maintain all necessary permits and approvals to carry out its business plan and, therefore, the scope of Fusheng’s business license has no practical limitation on the scope of business engaged in by Xingyuan or its respective subsidiaries.

Comment 8.
We note your response to our prior comment 13 and reissue such comment in part. Please disclose all material terms of the Equity Replacement Agreement pursuant to which Xingyuan acquired its ownership interest in Rongcheng Xinfa Petroleum Company. Your disclosure should include, without limitation, the practical effects of Section 2.2 of such agreement. Although you state in your response that the Supplemental Agreement filed as Exhibit 10.19 cancelled Section 2.2 of the Equity Replacement Agreement, it is not clear how the Supplemental Agreement had such an effect. Please advise.

Response:                                We have added certain additional disclosures to address the foregoing comment which disclosures appear on page 33 of the revised prospectus. Our response to the previous comment referenced an incorrect copy of the Supplemental Agreement which was filed as Exhibit 10.19 to the previous Amendment. The correct version of the Supplemental Agreement was intended to delete Section 2.2 of the original Equity Replacement Agreement (the “ERA”). Namely, Section 2 of the Supplemental Agreement (filed as Exhibit 10.19 to Amendment No. 3) cancels and deletes Section 2.2 of the ERA in its entirety.

Comment 9.
We note your disclosure about tons sold during the interim period, although not mentioning the product being measured. Please modify your disclosure to clarify whether you are referring to cargo vessel fuel and fishing boat fuel, also to indicate the relative mix of these products being sold each period, and to explain whether this is the standard unit of measurement in the markets that you serve. Please add comparable disclosure to your discussion of the annual results which does not presently include a measure of the products sold.

Response:                                We have revised and clarified disclosures on pages 39, 40 and 41 in response to the foregoing comment.  In addition, as noted in the forepart of this letter, we have added a bullet point addressing the question and including a ton/barrel conversion chart, which appears on page ii of Amendment No. 3.

Comment 10.	We note Xingyuan's right to terminate the consulting services agreement. Please add related risk factor disclosure.

Response:                                We have added an additional risk factor titled “Xingyuan’s termination of its consulting…” on page 16 of Amendment No. 3 in response to the foregoing comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Comment 11.	Please specify, if true, that your reference to "DFZ" at page 72 refers to Dalian Dongfangzheng Industrial Co., Ltd.

Response:                                We made a clarifying revision appearing on page 75 in response to the comment above.

Comment 12.
We note your response to our prior comment 16. Please clarify under what circumstances Mr. An will be permitted under PRC laws and regulations to receive the shares of Oriental Excel Enterprises Limited.

Response:                                We made a revision appearing on page 76 in response to the comment above to clarify that Mr. An will be permitted to receive such shares when he completes and receives approval of his registration application from the State Administration of Foreign Exchange, or SAFE.

Comment 13.	We note your response to our prior comment 18 and reissue the comment in part. Please expand your disclosure to provide a brief description of the "piggy-back" registration right.

Response:                                We made revisions to the Underwriting section of the prospectus in response to the comment above. The revisions appear on page 81 of Amendment No. 3.

Comment 14.	There is no need for statements' of operations and cash flows of the parent-only as this is not contemplated under FRC §213.02 or Rule 4-08(e) of Regulation S-X.

Response:                                The foregoing comment is noted and the Company believes that Rule 12-04(a) of Regulation S-X requires to provide condensed financial information as to financial position, cash flows and results of operations of the registrant as of the same dates and for the same periods for which audited consolidated financial statements are required.

Comment 15.
Please obtain and file a revised legal opinion that does not exclude applicable case law. In addition, the revised legal opinion should specify that the registration statement also covers the warrants to be issued to the underwriters.

Response:                                A copy of the revised legal opinion addressing the foregoing comment is being filed as Exhibit 5.1 to Amendment No. 3.

* * * * * * * * * *

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare thefiling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, indeclaring the filing effective, does not relieve the Company from its full responsibility forthe adequacy and accuracy of the disclosure in the filing; and

Division of Corporation Finance
U.S. Securities and Exchange Commission

•	the Company may not assert this action as a defense in any proceeding initiated by theCommission or any person under the federal securities laws of the United States.

*           *           *           *           *           *           *           *           *           *

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

COZEN O'CONNOR

By:	/s/ F. Alec Orudjev_______________

Cc:  Ralph V. De Martino, Esq.